(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-22102 NOTIFICATION OF LATE FILING

For Period Ended: October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Cygne Designs, Inc.

Full name of registrant:

Not applicable.

Former name if applicable:

11 West 42nd Street,

Address of principal executive office (Street and number):

New York, New York 10036

City, state and zip code:

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not applicable)

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to complete prior to December 14, 2006 all of the information required to be included in the Registrant’s Form 10-Q for the fiscal quarter ended October 31, 2006.

The time available to the Registrant to complete its Form 10-Q was compressed as a result of the Registrant’s restatements of its financial statements for the year ended January 31, 2006 and the quarters ended April 30, 2006 and July 31, 2006. The Registrant has been working diligently to prepare the Form 10-Q for the third quarter, as well as the restatements for the Form 10-K and the first two quarters of fiscal 2006. The Registrant expects to file the amended Form 10-K and Form 10-Qs on December 18, 2006 and expects to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 the next day.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Roy Green, (212) 997-7767 extension 227.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its Quarterly Report on Form 10-Q for the quarter ended October 31, 2006, the Registrant will be correcting errors identified related to the income tax expense and related deferred taxes payable for the three and nine months ended October 31, 2005 in order to increase the amount of the valuation allowance previously provided. In accordance with SFAS No. 109, “Accounting for Income Taxes”, and SFAS No.142, “Goodwill and Other Intangible Assets”, for taxable business combinations that yield tax-deductible goodwill, there is an accumulation of deferred tax liabilities over time as goodwill is deducted on tax returns but not amortized for financial reporting purposes. The deferred tax liabilities will reverse if impairment charges are recognized or when the business is disposed of through the sale or otherwise. The Registrant incorrectly netted the deferred tax liability resulting from the indefinite life goodwill with gross deferred tax assets and provided a valuation allowance on the net asset balance. Because of the uncertainty of the timing of the reversal of the deferred tax liability related to the goodwill temporary difference, the valuation allowance should have been provided against the net deferred tax assets without taking into account the indefinite lived goodwill. Accordingly, the Registrant will increase its provision for income taxes from $18,000 to $410,000 for the three months ended October 31, 2005 and from $28,000 to $420,000 for the nine months ended October 31, 2005. As a result, net loss will increase from ($128,000) to ($520,000), or from ($0.01) to ($0.02) per share, for the three months ended October 3 1, 2005 and from ($745,000) to ($1,137,000), or ($0.05) to ($0.07) per share, for the nine months ended October 31, 2005.

Cygne Designs, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 14, 2006	By:	/s/ Roy Green
		Name:	Roy Green
		Title:	Senior Vice President—Chief Financial Officer